Granite Ridge Resources, Inc.

5217 McKinney Avenue, Suite 400

Dallas, Texas 75205

    June 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Granite Ridge Resources, Inc.
Registration Statement on Form S-4 (File No. 333-272070)
Filed May 19, 2023, as amended on June 6, 2023

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4, as amended (File No. 333-272070) (the “Registration Statement”), of Granite Ridge Resources, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:30 P.M., Eastern Time, on June 16, 2023, or as soon thereafter as possible. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Holland & Knight LLP, by calling Amy Curtis at 214-969-1763.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Amy Curtis of Holland & Knight LLP at the number set forth above.

Thank you for your assistance.

Very truly yours,

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Luke Brandenberg
Name:	Luke Brandenberg
Title:	Chief Executive Officer

cc:	Holland & Knight LLP